FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Announcement of cash tender offer results dated January 20, 2010.

2	Announcement of tender offers results dated January 20, 2010

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
Santander Announces Results of Cash Tender Offer for
Abbey National plc 7.95% Term Subordinated Securities due 2029
ISIN: US002920AC09 CUSIP Number: 002920AC0
Santander Central Hispano Issuances Limited 7.25% Subordinated
Guaranteed Notes due 2015
ISIN: US802813AD76 CUSIP Number: 802813AD7
JANUARY 20, 2010
MADRID. Banco Santander (“Santander”) announces the results of its cash tender offer (the “Tender Offer”) for any and all of the outstanding 7.95% Term Subordinated Securities due 2029 (the “Abbey notes”), issued by Abbey National plc (“Abbey”), and 7.25% Subordinated Guaranteed Notes due 2015 (the “SCHI notes” and, together with the Abbey notes, the “Notes”), issued by Santander Central Hispano Issuances Limited (“SCHI”).
Approximately $440.3 million aggregate principal amount of the Abbey notes and approximately $99.0 million aggregate principal amount of the SCHI notes were tendered in the Tender Offer. Santander has accepted for purchase all of the Notes validly tendered in respect of the Tender Offer. Santander expects settlement for the purchase of accepted Notes to occur on January 22, 2010 (the “Settlement Date”).
The amount to be paid on Settlement Date will include the Consideration ($1,230 per $1,000 principal amount of Abbey notes and $1,120 per $1,000 principal amount of the SCHI notes) plus all accrued and unpaid interest on the Notes accepted for purchase, from (and including) the immediately preceding interest payment date for such Notes to (but excluding) the Settlement Date.
The Tender Offer, which launched on January 11, 2010 and expired at 5.00 p.m., New York City Time, on January 19, 2010, was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 11, 2010 and the related Letter of Transmittal, and this release should be read in conjunction with those documents. BofA Merrill Lynch was the Dealer Manager for the Tender Offer.

For further information, please contact:
DEALER MANAGER
BofA Merrill Lynch
One Bryant Park
New York, NY 10036
Attention: Debt Advisory Services
Tel: +1 646 855 3319   Attention: Adnan Riaz
E-mail: adnan.riaz@baml.com
INFORMATION AND TENDER AGENT
Acupay System LLC

IN NEW YORK:	IN LONDON:
Acupay System LLC	Acupay System LLC
Attention: Sabrina Cruz	Attention: Nina Santa-Maria
30 Broad Street — 46th Floor	First Floor
New York, NY 10004	28 Throgmorton Street
USA	London EC2N 2AN
Tel. 1-212-422-1222	United Kingdom
Fax. 1-212-422-0790	Tel. 44-(0)-207-382-0340
Fax. 44-(0)-207-256-7571
Email: scruz@acupay.com
Website: www.Acupay.com/SanCashTender

NOT FOR DISTRIBUTION TO ANY U.S. PERSON, IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY OR TO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.
20 January 2010
ANNOUNCEMENT OF RESULTS OF TENDER OFFERS
On 11 January 2010 Banco Santander, S.A. (Banco Santander) invited holders of the securities set out below (the Securities) to tender any or all of the Securities for purchase by Banco Santander for cash (each such invitation an Offer and, together, the Offers).
Banco Santander announces the aggregate nominal amount of the Securities submitted in the Offer. All Securities validly submitted in the Offer were accepted for purchase.
In addition to the Purchase Price, Banco Santander will pay the aggregate Accrued Interest Payment in respect of the Securities accepted for purchase, from (and including) the immediately preceding interest payment date for such Securities to (but excluding) the Settlement Date.
The Settlement Date will be 22 January 2010.

Aggregate
outstanding
nominal amount of
Securities accepted
Issuer	Securities[1]	ISIN	for purchase
Santander Perpetual, S.A.U.	EUR 750,000,000 4.375% Guaranteed Perpetual Step-up Subordinated Notes	XS0206920141	EUR 90,986,000
Abbey National Plc	EUR 400,000,000 7.125% Fixed to Floating Rate Perpetual Callable Subordinated Notes	XS0117974740	EUR 89,939,000
Santander Central Hispano Financial Services Ltd	GBP 200,000,000 7.25% Guaranteed Perpetual Step-up Subordinated Notes	XS0131038522	GBP 29,860,000
Abbey National Plc	GBP 325,000,000 7.5% Ten Year Step-up Perpetual Callable Subordinated Notes	XS0117972702	GBP 52,909,000
Abbey National Plc	GBP 425,000,000 7.5% Fifteen Year Step-up Perpetual Callable Subordinated Notes	XS0117972967	GBP 19,805,000

[1]
All references to an amount in EUR or in GBP in this column are to the original nominal amount of the Securities. Such nominal amount may have been reduced by redemptions in accordance with the terms of such Securities.

1

Abbey National Plc	GBP 175,000,000 7.375% Twenty Year Step-up Perpetual Callable Subordinated Notes	XS0117973262	GBP 46,670,000
Abbey National Plc	GBP 275,000,000 7.125% Thirty Year Step-up Perpetual Callable Subordinated Notes	XS0117973429	GBP 23,229,000
Alliance & Leicester Plc	GBP 150,000,000 5.25% Step-up Subordinated Callable Notes	XS0164078791	GBP 92,508,000
Alliance & Leicester Plc	GBP 150,000,000 5.875% Subordinated Notes	XS0133956168	GBP 78,020,000
Santander Issuances, S.A.U.	GBP 800,000,000 6.5325% Callable Subordinated Lower Tier 2 Step-up Fixed to Floating Rate Instruments	XS0327310669	GBP 672,150,000
Santander Issuances, S.A.U.	GBP 300,000,000 5.375% Callable Subordinated Step-up Fixed to Floating Rate Instruments	XS0261787898	GBP 293,650,000
Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum dated 11 January 2010 (the Tender Offer Memorandum) prepared by Banco Santander in relation to the Offers.
In respect of any Security, the outstanding nominal amount means the nominal amount of the relevant Security as at the Settlement Date (i.e. following any reduction of its nominal amount by prepayments prior to such date in accordance with the terms of such Security).
For further information, please contact:
DEALER MANAGER
BofA Merrill Lynch
2 King Edward Street
London EC1A 1HQ
United Kingdom
For information by telephone: +44 20 7995 3715
Attention: John Cavanagh
Email: john.m.cavanagh@baml.com
TAX CERTIFICATION AND TENDER AGENT
Acupay System LLC
28 Throgmorton Street,
London, EC2N 2AN
For information by telephone:
+44 (0) 207 382 0340
Attention: Nina Santa Maria
Email: nsantamaria@acupay.com
Website: www.Acupay.com/SANCashTender

2

Offer and Distribution Restrictions
Neither this announcement nor the Tender Offer Memorandum constitutes an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions (including, among other countries, the United States, Italy, the United Kingdom, Belgium, France and Spain) may be restricted by law. Persons into whose possession this announcement and the Tender Offer Memorandum comes are required by each of Banco Santander, the Dealer Manager and the Tax Certification and Tender Agent to inform themselves about, and to observe, any such restrictions.
0016597-0000074 ICM:9703661.8

3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: January 20, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President